Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Corporation
                              (Commission File No. 001-3863)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication constitute “forward-looking statements.” Forward-looking statements in this release include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris’ Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris’ Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris’ Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris’ Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in “Risk Factors” under Item 1A. of Stratex Networks’ Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks’ other filings with the SEC (which may also be applicable to Harris’ Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Investors are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Additional information and Where to Find It
This communication is for informational purposes only. In connection with the transaction, the parties will file a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in Solicitation
Stratex Networks, Harris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available.
Set forth below is the text of a transcript of a live interview given by Howard L. Lance featured on CNBC’s “Morning Call” at 11:50 a.m. Eastern time on September 6, 2006. The interview has been posted on the Harris Corporation website.

Harris and Stratex Make waves
Transcript of Howard Lance’s appearance on CNBC’s “Morning Call” airing at 11:50 am Eastern on September 6, 2006.
Liz Claman: Radio equipment maker Harris Corporation announces its Microwave unit plans to merge with competitor Stratex.
Becky Quick: Harris is taking a majority stake in the new company. We’ll be talking with the CEO, Howard Lance, up next.
Becky: A new global force is emerging in the wireless telecom transmission industry. Stratex Networks is combining with Harris Corporation’s microwave division. This creates the biggest independent cellular transmission services provider in the nation, or in the world. The intent here is to reach global markets in the Middle East and Africa and in India. So how do these companies intend to capitalize on global markets? Let’s ask Howard Lance, he’s the President, the Chairman and CEO of Harris Corporation. And Howard, a lot has been made about how this is such a huge company, but is bigger necessarily better?
Howard: Well, Becky, we think so in this case. This combination of Harris’ Microwave Communications Division along with Stratex Networks gives us a significantly larger global scale company. That’s especially important and going to help us drive growth in international markets. It’s a very big world, and each company individually was trying to serve that market not as effectively as we think we can together. Also, putting these companies together is going to allow us to improve profitability by getting at costs through the leverage and the combined scale and also, driving down our expenses.
Becky: So, Howard, you’re saying that having the scale actually helps you reach the customers and helps you make more of an impact with them?
Howard: Two ways, it helps us to reach the customers more cost effectively. And secondly, the combination of our very complementary product lines gives us a much broader total offering to go to the customer with so we can deal with all of their needs, including network engineering and network management.
Becky: Globally speaking, where do you see the biggest opportunities, what markets?
Howard: Well, the fastest growing markets right now, large and fast growing, have been in the Middle East and Africa. We think right behind that is coming Russia and India, where the penetration of wireless services and the needs for our kinds of products, we think, are significant going forward.
Becky: Howard, there’s been an awful lot of talk just about what’s going to be happening to the global economy, the U.S. economy in particular. Do you have any concerns about any sort of economic slowdown?

Howard: Well, I think we always have concerns. But at this point we don’t really see a lot of slowdown in our particular markets in this area. We see the next several years as having a lot of capital expenditures by our customers to fund their needs to provide new services, the additional rollout of 3G kinds of services and video demand services to all of their customers. So we think it’s going to be a good market and a good time to invest in our particular segment.
Becky: Telecom is a sector that tends to see really big booms and really big busts. Where would you put things on a scale right now in comparison with where we’ve been over the last ten years?
Howard: I think we’re still in a growth up tick of that part of the market. One of the advantages in our strategy at Harris though is to be a diversified company with our footings in both wireless telecom, in radio, television broadcasting, as well as in our core government communications business. That gives us multiple businesses so that we can fend off particular cycles that might occur in any one area.
Becky: Who are your biggest customers right now?
Howard: Well, it’s, you know, it’s a long list. In Africa it would be people like MTN and Vmobile who are putting in large networks and infrastructure across the African continent. In Asia and China it would be OEM producers like ZTE and Huawei. And in North America, it’s all the wireless customers, Cingular, Verizon, as well as lots of state and local governments that use microwave to power their 911 and public safety networks.
Becky: Alright. Well Howard, thank you very much for joining us today, we appreciate it.
Howard: Thank you.
Becky: Howard Lance again is the President, Chairman and CEO of Harris Corporation.